Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404. Marie-Victorin Boul	Fax: 819-363-5155
P.O. Box 30	www.cascades.com
Kingsey Falls
(Quebec) Canada
J0A 1B0

Cascades announces the temporary shutdown of Scierie Lemay Inc.

Kingsey Falls, Friday, October 6, 2006 — This morning Cascades announced the temporary shut down of Scierie Lemay including its facilities in Ascension as well as those of its subsidiary Rabotage Lemay Inc. in Saint-François-de-Sales. The shutdown is effective as of today’s date and will affect 200 workers.

In comment on this decision, Mr. Éric Laflamme, the President and Chief Operating Officer of Cascades Boxboard Group stated, “Despite the efforts of our employees, the efficiency of our facilities, and the creativity of the action plans initiated, Scierie Lemay has been operating at a loss for a number of months now, due to the conditions prevailing in the lumber market, leaving us with no other choice but to close  these facilities.”

The temporary shut down affects all the sawmill activities, including those of the lumber mills and planing mills along with all forestry operations. This morning sawmill management held a meeting with those of its workers affected by the shutdown, together with their union delegates, in order to explain the reasons behind this difficult decision which include most notably current market prices and raw material costs.

Cascades hopes to be able to resume sawmill activities as soon as possible. However, short-term market prospects are hardly encouraging and make it difficult to contemplate such a resumption without some form of support from the different levels of government.

The Scierie Lemay lumber processing plant has a capacity of 100,000,000 bd-ft (foot board measure), and has been in operation since 1931.

Founded in 1964, Cascades works in the sectors of manufacturing, processing and marketing of packaging products, tissue papers and fine papers, primarily from recycled fibers. Cascades employs close to 14,300 women and men distributed amongst some 120 modern and flexible operating units located in North America and Europe. Its management philosophy, its over forty years experience in recycling, its sustained work in research and development, are all strengths that enable Cascades to manufacture innovative products for its clients. Cascades’ shares are traded on the Toronto Stock Exchange under the ticker symbol CAS.

For further information:

Media:	Investors:
Mr. Hubert Bolduc	Mr. Marc Jasmin, C.M.A.
Vice-President,	Director,
Communications and Public Affairs	Investor Relations
Cell: (514) 912-3790	Off.: (514) 282-2681
Scierie Lemay : (418) 347-5757

Source:
Éric Laflamme
President and COO
Cascades Boxboard Group
Off.: (514) 282-2600